UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No.     )*

FIRST SECURITY BANCORP, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

336213-10-3

(CUSIP Number)

Tim J. Wesley

Chairman, President and Chief Executive Officer

American Founders Bank, Inc.

201 Limestone Drive

Frankfort, Kentucky  40601

Telephone (502) 875-4500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

R. James Straus

Frost Brown Todd LLC

400 West Market Street

32nd Floor

Louisville, Kentucky  40202

Telephone (502) 589-5400

December 12, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 336213-10-3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) American Founders Bancorp, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 267,881

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 267,881

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,881

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.2%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) American Founders Bank, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) AF, BK, OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Kentucky

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 267,881

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 267,881

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,881

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 17.2%

14.	Type of Reporting Person (See Instructions) BK

Item 1.	Security and Issuer

This Statement relates to the shares of common stock, no par value (the “Shares”) of First Security Bancorp, Inc., a Kentucky corporation (the “Company”). The Issuer’s principal executive offices are located at 318 East Main Street, Lexington, Kentucky 40507.

Item 2.	Identity and Background

This Statement is filed jointly by American Founders Bancorp, Inc., a Kentucky corporation (“Purchaser”), and American Founders Bank, Inc., a Kentucky corporation (“AF Bank”).  The agreement between AF Bank and Purchaser relating to the joint filing of this Statement is attached as Exhibit 1 hereto.

AF Bank is a commercial bank chartered under the laws of Kentucky.  Purchaser is a recently organized, wholly owned subsidiary of AF Bank that was formed for the purpose of becoming a bank holding company for AF Bank.  The principal business address of both AF Bank and Purchaser is 201 Limestone Drive, Frankfort, Kentucky 40601.

The name, business address, present principal occupation or employment and citizenship of each person who is a director or executive officer of AF Bank and is or is expected to become a director or executive officer of Purchaser are set forth on Schedule I hereto.

Item 3.	Source and Amount of Funds or Other Consideration

The Merger (as defined in Item 4, below) is not conditioned upon any financing arrangements.  AF Bank and Purchaser estimate that the total amount of funds required to purchase all of the outstanding Shares pursuant to the Merger will be approximately $38,450,000 plus related transaction fees and expenses.  AF Bank and Purchaser intend to finance the transaction through a combination of cash on hand at AF Bank, a future credit facility with a commercial bank, and the proceeds from the future sale of trust preferred securities by an affiliate of AF Bank.

Item 4.	Purpose of Transaction

On December 12, 2005, Purchaser, AF Bank, American Founders Acquisition, Inc., a wholly owned subsidiary of Purchaser ("AF Subsidiary"), and the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”).  The Merger Agreement provides, among other things, that subject to certain conditions, AF Subsidiary will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation (the “Surviving Corporation”), which will be a wholly owned subsidiary of Purchaser.  As more fully described in the Merger Agreement, at the effective time of the Merger (the “Effective Time”), each Share outstanding immediately before the Effective Time (other than Shares for which holders have properly exercised dissenters rights under Kentucky law), will be converted into the right to receive $24.00 per Share in cash, which amount will increase at the rate of 5% per year, computed daily, if the Merger is not completed by April 30, 2006.

The Merger is conditioned upon, among other things, the approval of the Merger by Company shareholders; the absence of any law restraining, enjoining or otherwise preventing consummation of the Merger by any governmental entity; approval by federal and state bank regulatory agencies; the absence of any event that results in a material adverse effect on the Company; holders of not more than 7% of the outstanding Shares having properly demanded dissenters’ rights for their shares; and the parties having performed or complied in all material respects with all agreements and conditions contained in the Merger Agreement.  The obligations of Purchaser and AF Bank to complete the Merger is not subject to a financing condition or any additional corporate proceedings by Purchaser, such as approval of its shareholders.

In connection with the execution of the Merger Agreement, the Purchaser entered into voting agreements with each of the following shareholders of the Company all of whom are directors of the Company or are controlled by directors of the Company: Julian E. Beard; Harold Glenn Campbell Trust; S F Dawahare Limited Partnership; Kenneth L. Gerson, M.D.; Tommy R. Hall; Tommy & Linda R. Hall Dynasty Trust; R. Douglas Hutcherson; Erle L. Levy and Sara Levy; Ira P. Mersack, M.D.; Dermatology Associates of Kentucky, P.S.C. Profit Sharing Plan and Pension Plan; Robert J. Rosenstein; Robert J. Rosenstein as Custodian for Ross J. Rosenstein; Richard S. Trontz; Kathy E. Walker; and D. Woodford Webb, Jr..  The shareholders have agreed, among other things, to vote the Shares controlled by them in favor of the Merger.  As of December 12, 2005, these shareholders collectively controlled an aggregate of 267,881 Shares, representing approximately 17.2% of the total outstanding Shares entitled to vote at the special meeting of Company shareholders where the Merger Agreement will be presented for stockholder approval.

Each voting agreement provides that, unless the Merger Agreement is terminated, the shareholder will vote, in person or by proxy, the Shares they hold in favor of the Merger Agreement and against any other proposed merger, share exchange, acquisition or similar transaction involving the purchase of 25% of the capital stock or 25% of the assets of the Company, at any meeting of the Company shareholders.

Each stockholder who signed a voting agreement also agreed not to sell, assign, encumber or otherwise dispose of the Shares held by them during the term of the voting agreement.  The voting agreement terminates upon the earlier to occur of (i) the effective time of the Merger and (ii) the date of termination of the Merger Agreement in accordance with its terms.

The purpose of the Merger is to acquire control of, and the entire equity interest in, the Company.  The Merger Agreement provides that at the effective time of the Merger, the articles of incorporation and bylaws of AF Subsidiary will become the articles of incorporation and bylaws of the Surviving Corporation following the Merger, except that the name of the Surviving Corporation will continue to be First Security Bancorp, Inc.  The Merger Agreement also provides, that at the effective time of the Merger (i) the directors of AF Subsidiary will be the directors of the Surviving Corporation and (ii) the officers of AF Subsidiary will be the officers of the Surviving Corporation.

Except as set forth in this Item 4, neither AF Bank nor the Purchaser has any present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

References to, and descriptions of, the Merger Agreement and the voting agreements as set forth herein are not intended to be complete and are qualified in their entirety by reference to the copies of the Merger Agreement and the voting agreement, respectively, which are incorporated by reference in this Item 4 in their entirety where such references and descriptions appear.

Item 5.	Interest in Securities of the Issuer

(a)-(b)     For the purpose of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), AF Bank and the Purchaser, by reason of the execution and delivery by Purchaser of the voting agreements, may be deemed to have acquired beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of the Shares subject to the voting agreements, which represent approximately 17.2% of the Shares, based on the number of Shares outstanding as of December 12, 2005.

With respect to the voting of the Shares, AF Bank and Purchaser have the power to enforce the obligations of each shareholder who executed and delivered a Voting Agreement to vote or cause to vote of the shareholder's Shares in accordance with the terms of the Voting Agreement.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that AF Bank or Purchaser is the beneficial owner of the Shares referred to in this Item 5 for purposes of Section 13(d) of the Exchange Act or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c)           Except for the execution and delivery of the voting agreements and the Merger Agreement, no transactions in the Shares were effected by AF Bank or Purchaser during the sixty days before the date hereof.

(d) Not applicable.
(e) Not applicable.

References to, and descriptions of, the Merger Agreement and the voting agreement as set forth herein are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as an exhibit to the Current Report on Form 8-K, and the form voting agreement, which is filed as Exhibit 3 hereto, and which are incorporated by reference in this Item 5 in their entirety where such references and descriptions appear.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information set forth, or incorporated by reference, in Items 3 through 5 of this statement is hereby incorporated by reference in this Item 6.

The Company and AF Bank signed a confidentiality agreement on September 20, 2005, which generally provides that AF Bank will maintain the confidentiality of certain information provided by the Company concerning its finances, business and operations and will not disclose any ongoing discussions or negotiations with the Company.  The confidentiality agreement also includes a covenant by AF Bank not to solicit employees of the Company for three years from the date of the agreement.

To the best knowledge of AF Bank and the Purchaser, except as otherwise described in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any other person, with respect to any securities of the Company, including but not limited to transfer of voting of any of the Shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit No.	Exhibit

1	Joint Filing Agreement dated December 20, 2005 between American Founders Bancorp, Inc. and American Founders Bank, Inc.

*2

Agreement and Plan of Merger dated December 12, 2005 among American Founders Bank, Inc.; American Founders Bancorp, Inc.; American Founders Acquisition, Inc.; and First Security Bancorp, Inc. and joined in by First Security Bank, Inc.

3	Form of Voting Agreement dated as of December 12, 2006, by and between American Bancorp, Inc. and each of the shareholders listed after Appendix I thereto.

* Incorporated by reference to Current Report on Form 8-K of First Security Bancorp, Inc. filed December 12, 2006.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2006

American Founders Bancorp, Inc.

By	/s/ Tim Wesley
Name:	Tim Wesley
Title:	President

American Founders Bank, Inc.

By	/s/ Tim Wesley
Name:	Tim Wesley
Title:	President & CEO

SCHEDULE I

Executive Officers and Directors of American Founders Bank, Inc.(“AF Bank”) and American Founders Bancorp, Inc. (“Purchaser”)

Principal Occupation or
Name and Title	Business Address	Employment	Citizenship

Tim J. Wesley Chairman, President, CEO and Director of AF Bank and Purchaser	201 Limestone Drive Frankfort, KY 40601	Chairman, President and Chief Executive Officer of AF Bank	United States

Alan W. Dockery Senior Vice President and CFO of AF Bank	201 Limestone Drive Frankfort, KY 40601	Senior Vice President and Chief Financial Officer of AF Bank	United States

James B. Tate Senior Vice President of AF Bank	201 Limestone Drive Frankfort, KY 40601	Senior Vice President of AF Bank	United States

Judy N. Lancaster Vice President of AF Bank	201 Limestone Drive Frankfort, KY 40601	Vice President of AF Bank	United States

William A. Stroupe Director	201 Limestone Drive Frankfort, KY 40601	Auto parts retailer and real estate investor	United States

Larry Stigers, Jr. Director	201 Limestone Drive Frankfort, KY 40601	Automotive marketing and leasing	United States

Clayton B. Patrick Director	201 Limestone Drive Frankfort, KY 40601	Attorney	United States

Thomas L. Preston Director	201 Limestone Drive Frankfort, KY 40601	Retired	United States

C. Broussard Hundley Director	201 Limestone Drive Frankfort, KY 40601	Residential property management and development	United States

Brereton C. Jones Director	201 Limestone Drive Frankfort, KY 40601	Former Governor of Kentucky; Thoroughbred breeding and sales	United States

Johnny T. L. Jones Director	201 Limestone Drive Frankfort, KY 40601	Thoroughbred breeding and sales	United States

Howard M. Allen Director	201 Limestone Drive Frankfort, KY 40601	Owner/Operator of hotels	United States

Howard R. Dawson Director	201 Limestone Drive Frankfort, KY 40601	Retired	United States

William B. Frye Director	201 Limestone Drive Frankfort, KY 40601	Real estate development	United States

Tracy Farmer Director	201 Limestone Drive Frankfort, KY 40601	Automobile dealer; commercial real estate development and management	United States